# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CalciMedica, Inc., CIK 0001534133
CUSIP: 38942Q202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 06/25/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001811744
Persons authorized to receive notices and communications: Evgeny Zaytsev, 601 California Street, Suite 620, San Francisco, California (CA), 94108, (415) 484-1221

## Reporting persons
- Bering Partners II GP, L.L.C. (CIK 0001811744): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,113,513; sole dispositive power 0; shared dispositive power 2,113,513; aggregate amount beneficially owned 2,113,513 (6.9% of the class)
  Comment: Consists of 2,113,513 shares of Common Stock (as defined in Item 1(a)). All securities are held by Bering II (as defined in Item 2(a)). Bering II GP (as defined in Item 2(a)) is the general partner of Bering II and may be deemed to have voting and dispositive power over the shares held by Bering II. Mr. Zaytsev (as defined in Item 2(a)), a member of the Issuer's board of directors (the Board) and Mr. Sawyer (as defined in Item 2(a)), are the managing members of Bering II GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 30,736,401 shares, as follows: (i) 15,798,031 of Common Stock outstanding as of May 6, 2026, as reported by the Issuer (as defined in Item 1(b)) in its Form 10-Q filed with the United States Securities and Exchange Commission (the Commission) on May 12, 2026 (the Form 10-Q), plus (ii) 14,938,370 shares of Common Stock issued in the Issuer's private placement transaction which closed on June 25, 2026 (the Offering), which transaction was disclosed by the Issuer in its current report on Form 8-K filed with the Commission on June 24, 2026 (the 8-K).
- Bering Partners II, L.P. (CIK 0001811512): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,113,513; sole dispositive power 0; shared dispositive power 2,113,513; aggregate amount beneficially owned 2,113,513 (6.9% of the class)
  Comment: Consists of 2,113,513 shares of Common Stock. All securities are held by Bering II. Bering II GP is the general partner of Bering II and may be deemed to have voting and dispositive power over the shares held by Bering II. Mr. Zaytsev, a member of the Issuer's Board, and Mr. Sawyer are the managing members of Bering II GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 30,736,401 shares, as follows: (i) 15,798,031 of Common Stock outstanding as of May 6, 2026, as reported by the Issuer in the Form 10-Q, plus (ii) 14,938,370 shares of Common Stock issued in the Offering, which transaction was disclosed by the Issuer in the 8-K.
- Evgeny Zaytsev (CIK 0001674797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,113,513; sole dispositive power 0; shared dispositive power 2,113,513; aggregate amount beneficially owned 2,113,513 (6.9% of the class)
  Comment: Consists of 2,113,513 shares of Common Stock. All securities are held by Bering II. Bering II GP is the general partner of Bering II and may be deemed to have voting and dispositive power over the shares held by Bering II. Mr. Zaytsev, a member of the Issuer's Board, and Mr. Sawyer are the managing members of Bering II GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 30,736,401 shares, as follows: (i) 15,798,031 of Common Stock outstanding as of May 6, 2026, as reported by the Issuer in the Form 10-Q, plus (ii) 14,938,370 shares of Common Stock issued in the Offering, which transaction was disclosed by the Issuer in the 8-K.
- Philip M Sawyer (CIK 0001034251): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,113,513; sole dispositive power 0; shared dispositive power 2,113,513; aggregate amount beneficially owned 2,113,513 (6.9% of the class)
  Comment: Consists of 2,113,513 shares of Common Stock. All securities are held by Bering II. Bering II GP is the general partner of Bering II and may be deemed to have voting and dispositive power over the shares held by Bering II. Mr. Zaytsev, a member of the Issuer's Board, and Mr. Sawyer are the managing members of Bering II GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 30,736,401 shares, as follows: (i) 15,798,031 of Common Stock outstanding as of May 6, 2026, as reported by the Issuer in the Form 10-Q, plus (ii) 14,938,370 shares of Common Stock issued in the Offering, which transaction was disclosed by the Issuer in the 8-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CalciMedica, Inc.
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, California (CA), 92037

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Bering Partners II, L.P. ("Bering II") and Bering Partners II GP, L.L.C. ("Bering II GP", and together with Bering II, the Reporting Entities), Mr. Evgeny Zaytsev ("Mr. Zaytsev") and Mr. Philip Sawyer ("Mr. Sawyer"). The Reporting Entities, Mr. Zaytsev, a member of the Issuer's Board, and Mr. Sawyer are collectively referred to as the Reporting Persons. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. The Reporting Persons ownership was previously reported on the Schedule 13G filed with the Commission on October 29, 2025 (the "Schedule 13G"). The Schedule 13G was filed pursuant to Rule 13d-1(c) of the Securities Exchange Act. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The address of the principal offices of each Reporting Entity and the business address of Mr. Zaytsev and Mr. Sawyer is c/o Bering Capital, 601 California Street, Suite 620, San Francisco, CA 94108.
Present principal occupation or employment: Each Reporting Entity is a venture capital investment entity. Mr. Zaytsev and Mr. Sawyer are engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Mr. Zaytsev and Mr. Sawyer are the managing members of Bering II GP, the general partner of Bering II.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Bering II GP is a limited liability company organized under the laws of the State of Delaware. Bering II is a limited partnership organized under the laws of the State of Delaware. Mr. Zaytsev and Mr. Sawyer are each a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 20, 2023, the Delaware corporation formerly known as "Graybug Vision, Inc." completed its previously announced merger transaction in accordance with the terms and conditions of the Agreement and Plan of Merger and Reorganization, dated as of November 21, 2022, as amended on February 10, 2023 (the "Merger Agreement"), by and among Graybug Vision, Inc. ("Graybug"), Camaro Merger Sub, Inc., a wholly owned subsidiary of Graybug ("Merger Sub"), and CalciMedica, Inc. ("CalciMedica"), pursuant to which Merger Sub merged with and into CalciMedica, with CalciMedica surviving the merger as a wholly owned subsidiary of Graybug (the "Merger"). Additionally, on March 20, 2023, the Issuer changed its name from "Graybug Vision, Inc." to "CalciMedica, Inc.". See Item 2.01 of the Issuer's current report on Form 8-K filed with the Commission on March 22, 2023 for additional information regarding completion of the Merger.

In connection with the Merger, the Reporting Persons received 82,111 shares of Common Stock.

On January 23, 2024, in connection with the closing of the Issuer's private placement transaction, the Reporting Persons purchased 261,302 shares of Common Stock and received two Common Stock Warrants to purchase an aggregate of 261,302 shares of Common Stock.

Between July 2024 and September 2024, the Reporting Persons purchased on the open market an aggregate of 53,167 shares of Common Stock at prices ranging from $3.44 to $4.26 per share for an aggregate purchase price of $194,250.

In November 2024, the Reporting Persons purchased 266,666 shares of Common Stock in an underwritten public offering by the Issuer at $3.75 per share for an aggregate purchase price of $999,997.50.

On December 31, 2024, one Common Stock Warrant to purchase 130,651 shares of Common Stock expired. The remaining Common Stock Warrant has an exercise price equal to $7.15 per share and is exercisable at any time for one share of Common Stock until the earlier of (i) 5:00 p.m. on December 31, 2026 and (ii) thirty days after the Issuer's disclosure of topline results from its planned Phase 2 clinical trial patients with acute kidney injury; provided, however, that the holder will be prohibited, subject to certain exceptions, from exercising such warrant for shares of Common Stock to the extent that immediately prior to or after giving effect to such exercise, the holder, together with its affiliates and other attribution parties, would own more than 4.99% of the total number of shares of Common Stock then issued and outstanding, which percentage may be changed at the holder's election to a lower percentage at any time or to a higher percentage upon 61 days' notice to the Issuer. On July 2, 2026, Bering II provided notice to the Issuer to increase such percentage to 19.99%. The foregoing description of the remaining Common Stock Warrant does not purport to be complete and is qualified in its entirety by reference to the form of such Common Stock Warrant, which is filed as Exhibit 2 hereto and incorporated herein by reference.

On June 23, 2026, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with certain new and existing institutional and accredited investors named therein (each, an "Investor" and collectively, the "Investors"), for the private placement (the "Private Placement") of an aggregate of 14,938,370 units (the "Units"), each Unit comprised of (i) (A) one share of the Common Stock, or (B) one pre-funded warrant to purchase one share of Common Stock (each, a "Pre-Funded Warrant" and collectively, the "Pre-Funded Warrants"), and, in each case, (ii) a right to receive one Series A warrant to purchase one share of Common Stock or a pre-funded warrant to purchase one share of Common Stock (each, a "Series A Warrant" and collectively, the "Series A Warrants") upon receipt of Stockholder Approval (as defined below), and (iii) a right to receive one Series B warrant to purchase one share of Common Stock or a pre-funded warrant to purchase one share of Common Stock (each, a "Series B Warrant" and collectively, the "Series B Warrants", and together with the Series A Warrants, the "Warrants") upon receipt of Stockholder Approval (the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and Warrants, the "Warrant Shares"). "Stockholder Approval" means such approval as may be required by the applicable rules and regulations of The Nasdaq Capital Market from the stockholders of the Issuer with respect to the issuance of all of the Series A Warrants and Series B Warrants and the Warrant Shares issuable upon the exercise thereof. A Unit comprised of one share of Common Stock, one right to receive a Series A Warrant and one right to receive a Series B Warrant shall have a purchase price of $0.8033 (the "Common Stock Unit Purchase Price") and a Unit comprised of one Pre-Funded Warrant, one right to receive a Series A Warrant and one right to receive a Series B Warrant shall have a purchase price of $0.8032 (the "Pre-Funded Warrant Unit Purchase Price", and together with the Common Stock Unit Purchase Price, the "Purchase Prices").

Each Pre-Funded Warrant will have an exercise price of $0.0001 per Pre-Funded Warrant Share, will be immediately exercisable on the date of issuance and will not expire. If a registration statement covering the resale of the Pre-Funded Warrant Shares is not available, the Pre-Funded Warrants may also be exercisable on a net exercise "cashless" basis. The Pre-Funded Warrants may not be exercised if the aggregate number of shares of Common Stock beneficially owned by the holder thereof immediately following such exercise would exceed a specified beneficial ownership limitation, not to exceed 19.99%.

The Series A Warrants shall have an exercise price equal to $0.8033 per Warrant Share, will be exercisable immediately upon issuance and will expire on the earlier of (i) 18 months after the closing date of the Private Placement and (ii) 30 days following the Issuer's public announcement of the clearance of its Investigational New Drug Application by the U.S. Food and Drug Administration for CM5480 (the "Series A Expiration Date"); provided that if such date occurs prior to the date on which Stockholder Approval is obtained (the "Stockholder Approval Date"), the Series A Expiration Date shall be extended until 30 days following the Stockholder Approval Date. The Series A Warrants will be issued upon receipt of Stockholder Approval. If a registration statement covering the resale of the Warrant Shares is not available, the Series A Warrants may also be exercisable on a net exercise "cashless" basis. The Series A Warrants may not be exercised if the aggregate number of shares of Common Stock beneficially owned by the holder thereof immediately following such exercise would exceed a specified beneficial ownership limitation, not to exceed 19.99%. To the extent that exercise of the Series A Warrants will result in a holder thereof beneficially owning shares of Common Stock above such ownership limitations, the holder may exercise its Series A Warrants for pre-funded warrants to purchase shares of Common Stock. Such pre-funded warrants will have terms substantially similar to the Pre-Funded Warrants described above.

The Series B Warrants shall have an exercise price equal to $1.00 per Warrant Share, will be exercisable immediately upon issuance and will expire five years from the closing date of the Private Placement. The Series B Warrants will be issued upon receipt of Stockholder Approval. If a registration statement covering the resale of the Warrant Shares is not available, the Series B Warrants may also be exercisable on a net exercise "cashless" basis. The Series B Warrants may not be exercised if the aggregate number of shares of Common Stock beneficially owned by the holder thereof immediately following such exercise would exceed a specified beneficial ownership limitation, not to exceed 19.99%. To the extent that exercise of the Series B Warrants will result in a holder thereof beneficially owning shares of Common Stock above such ownership limitations, the holder may exercise its Series B Warrants for pre-funded warrants to purchase shares of Common Stock. Such pre-funded warrants will have terms substantially similar to the Pre-Funded Warrants described above.

The exercise price and the number of Warrant Shares will be subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.

Pursuant to the Purchase Agreement, the Issuer agreed to file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") within 30 days after the closing of the Private Placement (subject to certain exceptions) for purposes of registering the resale of the shares of Common Stock and the Warrant Shares, to use its reasonable best efforts to have such registration statement declared effective within the time period set forth in the Purchase Agreement, and to keep such registration statement effective until the earliest of (i) the time as all of the shares of Common Stock and Warrant Shares purchased by the Investors pursuant to the terms of the Purchase Agreement have been sold or otherwise transferred by the holder thereof pursuant to and in a manner contemplated by the registration statement, (ii) such time as such shares of Common Stock or Warrant Shares are sold pursuant to Rule 144 under circumstances in which any legend borne by such security relating to restrictions on transferability thereof, under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise, is removed by the Issuer, or (iii) such time as the shares of Common Stock and Warrant Shares become eligible for resale by non-affiliates without any volume limitations or other restrictions pursuant to Rule 144 under the Securities Act or any other rule of similar effect.

The foregoing descriptions of the Purchase Agreement, Series A Warrant and Series B Warrant do not purport to be complete and are qualified in their entirety by reference to the form of Purchase Agreement, form of Series A Warrant and form of Series B Warrant, which are filed as Exhibit 3, Exhibit 4 and Exhibit 5, respectively, hereto and incorporated herein by reference.

On June 25, 2026, in connection with the closing of the Private Placement, Bering II purchased 1,450,267 Units for $0.8033 per Unit for an aggregate purchase price of $1,164,999.48 and received 1,450,267 shares of Common Stock. The Series A Warrant to purchase 1,450,267 shares of Common Stock and the Series B Warrant to purchase 1,450,267 shares of Common Stock will be issued subject to stockholder approval.

All shares of the capital stock of the Issuer purchased by Bering II have been purchased using investment funds provided to Bering II by its limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Mr. Zaytsev is a member of the Issuer's Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of Bering II, the general partner and limited partners of Bering II may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is incorporated herein by reference.

The Issuer has entered into an indemnity agreement with each of its directors and executive officers, including Mr. Zaytsev. The indemnity agreement requires the Issuer, among other things, to indemnify Mr. Zaytsev for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by Mr. Zaytsev in any action or proceeding arising out of his service as a director. The terms and provisions of the indemnity agreement are described more fully in the Issuer's Registration Statement on Form S-1 (as described in Item 7 below), and the above summary is qualified by reference to such description and the full text of the indemnity agreement, a form of which is filed as Exhibit 6 to this Statement and is incorporated herein by reference.

Mr. Zaytsev, in his capacity as a director, may be entitled to receive standard compensation payable to non-employee directors of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated June 29, 2026, by and among the Reporting Persons (filed herewith).

Exhibit 2: Form of Tranche B Common Warrant (filed as Exhibit 4.2 to the Issuer's Form 8-K filed with the Commission on January 24, 2024 (SEC File No. 001-39538) and incorporated herein by reference.

Exhibit 3: Form of Securities Purchase Agreement, dated June 23, 2026, by and between CalciMedica, Inc. and each of the Investors party thereto, (filed as Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on June 24, 2026 (SEC File No. 001-39538) and incorporated herein by reference).

Exhibit 4: Form of Series A Warrant (filed as Exhibit 4.2 to the Issuer's Form 8-K filed with the Commission on June 24, 2026 (SEC File No. 001-39538) and incorporated herein by reference).

Exhibit 5: Form of Series B Warrant (filed as Exhibit 4.3 to the Issuer's Form 8-K filed with the Commission on June 24, 2026 (SEC File No. 001-39538) and incorporated herein by reference).

Exhibit 6: Form of Indemnity Agreement by and between the Issuer and its directors and officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1, filed with the Commission on September 4, 2020).

## Signatures
- Bering Partners II GP, L.L.C.: /s/ Evgeny Zaytsev, Evgeny Zaytsev, Managing Member (07/02/2026)
- Bering Partners II, L.P.: /s/ Evgeny Zaytsev, Evgeny Zaytsev, Managing Member of the General Partner (07/02/2026)
- Evgeny Zaytsev: /s/ Evgeny Zaytsev, Evgeny Zaytsev (07/02/2026)
- Philip M Sawyer: /s/ Philip Sawyer, Philip Sawyer (07/02/2026)